Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip delivers highest-ever Gross Bookings and Revenue

National, July 23, 2024 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal first quarter ended June 30, 2024 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q1 FY25

	Q1 FY25 ($ Million)	Q1 FY24 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,380.4	1,987.5	21.6%
Revenue as per IFRS	254.5	196.7	31.4%
Adjusted Margin[1]
Air Ticketing	89.1	74.5	21.2%
Hotels and Packages	107.3	85.6	27.3%
Bus Ticketing	32.4	27.3	20.7%
Others	14.9	10.9	38.6%
Results from Operating Activities	27.9	19.1
Adjusted Operating Profit (Loss)[1] (also referred to as Adjusted EBIT)[3]	39.1	30.1
Profit / (Loss) for the period	21.0	18.6

•
Revenue as per IFRS grew by 31.4% YoY in constant currency2 to $254.5 million in Q1 FY25 from $196.7 million in Q1 FY24.
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Adjusted Operating Profit1 registered growth of 29.9% YoY and reached $39.1 million in Q1 FY25 compared to $30.1 million in Q1 FY24.
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Profit for Q1 FY25 was $21 million, including income tax expenses of $8.5 million due to a reversal of the deferred tax assets.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“We are pleased to see a robust start to this fiscal year. We believe that the long-term growth story of India's travel and tourism sector is fuelled by multiple macroeconomic drivers like increasing government investments in travel infrastructure, rising disposable incomes of the middle class, and increasing propensity to travel. These drivers indicate that India's travel and tourism industry growth is expected to be higher than the country’s GDP growth rate. We aim to continue to drive our growth by capitalising on the shift from offline to online buying and expanding our customer base and wallet share.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures, and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (Loss) is commonly referred to among investors and analysts in India as Adjusted EBIT.